EXHIBIT 99.1

Brookfield Raises Record $15 Billion For Inaugural Global Transition Fund

Largest private fund ever raised to support the transition to net zero

The Fund invests in the transformation of carbon-intensive industries as well as the development and accessibility of clean energy

$2.5 billion of capital deployed or allocated to date

BROOKFIELD, NEWS, June 22, 2022 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM, TSX: BAM.A) Brookfield announced today that it has reached the final institutional close for the Brookfield Global Transition Fund (“BGTF” or “the Fund”) with total capital raised of $15 billion, making it the world’s largest private fund dedicated to facilitating the global transition to a net-zero carbon economy. The $15 billion includes investments from institutional investors in and alongside the Fund, as well as amounts reserved for the private wealth channel.

Highlighting strong industry support for decarbonization, demand for the Fund significantly exceeded its initial hard cap, and the final fund size was oversubscribed. A diverse group of more than 100 investors from around the world committed to the Fund, including public and private pension plans, sovereign wealth funds, insurance companies, endowments and foundations, financial institutions, and family offices. Brookfield is the largest investor in the Fund, underscoring the firm’s longstanding alignment of interests with those of its investors.

BGTF, co-headed by Mark Carney and Connor Teskey, focuses on investments to accelerate the global transition to a net zero economy while delivering strong risk-adjusted returns for investors. The Fund invests in the transformation of carbon-intensive industries, as well as the development and accessibility of clean energy sources, leveraging Brookfield’s leadership in renewable power.

Approximately $2.5 billion has been deployed or allocated from the Fund to date, spanning a range of decarbonization technologies with investments at significant scale. These include:

  The acquisition of U.S. and German solar power and battery developers, with a combined renewable power development pipeline capacity of approximately 25,000 MW;
  An investment in a carbon capture and storage developer to fund the rollout of the company’s critical technology across energy and industrial facilities in North America; and
  A development partnership with a U.K. battery storage provider to roll out up to 1,200 MW of capacity alongside 200 MW of co-located solar.

The Fund also has a robust pipeline of potential investments that reflects increasing demand from businesses and governments to meet their decarbonization goals and enhance energy security.

Mark Carney, Brookfield Vice Chair and Head of Transition Investing, said:

“With the global carbon budget being rapidly run down, now is the time for comprehensive, determined action. That means deploying capital across the economic spectrum from scaling clean energy generation, to transforming traditional utilities and to providing sustainable solutions for heavy industries like steel and cement. This Fund provides significant scale of capital with catalytic long-term investment the world needs to help put our planet on a sustainable net-zero pathway.”

Connor Teskey, CEO of Brookfield Renewable, said:

“Investor demand for this fund has been exceptionally strong. Our investment partners are looking for an experienced investor who can guide their contribution to what is both a critical requirement and a major global opportunity. Brookfield has been reliably investing in renewable power for decades, and we are uniquely well positioned to be both a capital provider and an operating partner to the world’s major businesses as they accelerate their decarbonization plans.”

While the Fund is now closed to institutional investors, it remains open to a limited number of private wealth investors through Brookfield Oaktree Wealth Solutions, which brings institutional-caliber alternative solutions and insights to individual investors through financial advisors.

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About the Brookfield Global Transition Fund

The Brookfield Global Transition Fund, co-led by Mark Carney, Brookfield Vice Chair and Head of Transition Investing, and Connor Teskey, CEO of Brookfield Renewable, is Brookfield’s inaugural impact fund focusing on investments that accelerate the global transition to a net-zero carbon economy, while delivering strong risk-adjusted returns to investors.

The Fund targets investment opportunities relating to reducing greenhouse gas emissions and energy consumption, as well as increasing low-carbon energy capacity and supporting sustainable solutions. Consistent with its dual objectives of earning strong risk-adjusted returns and generating a measurable positive environmental change, the Fund will report to investors on both its financial and environmental impact performance.

About Brookfield Asset Management

Brookfield Asset Management is a premier global alternative asset manager with $725 billion of assets under management across renewable power & transition, infrastructure, private equity, real estate, and credit & insurance solutions. With a history as an owner and operator that dates back more than 100 years, Brookfield owns and operates long-life assets and high-quality businesses that help form backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to institutional investors, sovereign wealth funds and individual investors around the world.

Brookfield’s renewable power business is a leader in decarbonization strategies, as one of the world’s largest investors, owners and operators of renewable power, with approximately $65 billion in assets under management, installed capacity of 21,000 MW and a 69,000 MW pipeline.

As a signatory to the Net Zero Asset Managers initiative, Brookfield is committed to the goal of achieving net-zero greenhouse gas emissions by 2050 or sooner—in line with the Paris Agreement—across all assets under management.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

Communications & Media Simon Maine Tel: +44 (0)7398 909 278 Email: simon.maine@brookfield.com	Investor Relations: Cara Silverman Tel: +1 416 649 8196 Email: cara.silverman@brookfield.com

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